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                                CCO HOLDINGS, LLC
                                CCO CAPITAL CORP.
                             12405 POWERSCOURT DRIVE
                           ST. LOUIS, MISSOURI, 63131


                                  July 8, 2005

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549

Re:   CCO Holdings, LLC and CCO Holdings Capital Corp.

Ladies and Gentlemen:

      CCO Holdings, LLC, a Delaware limited liability company, and CCO Holdings Capital Corp., a Delaware corporation (collectively, the "Company"), are seeking to register $550 million in aggregate principal amount of Senior Floating Rate Notes due 2010 (the "Exchange Notes") under the Securities Act of 1933, as amended (the "Act"), pursuant to a registration statement on Form S-4, as amended (the "Registration Statement"), that has been filed with the Securities and Exchange Commission (the "Commission"), in reliance on the staff position enunciated in Exxon Capital Holdings Corporation (avail. April 13, 1988) ("Exxon"), Morgan Stanley & Co. Incorporated (avail. June 5, 1991) ("Morgan Stanley") and Shearman & Sterling (avail. July 2, 1993) ("Shearman").

      As described in the Registration Statement, the Exchange Notes will be offered in exchange (the "Exchange Offer") for the Company's Senior Floating Rate Notes due 2010 (the "Outstanding Notes"), of which $550 million in aggregate principal amount are outstanding. The Outstanding Notes were issued by the Company and sold to certain initial purchasers which subsequently resold such Outstanding Notes to "qualified institutional buyers" (as defined in Rule 144A under the Act) through a private placement in reliance on Section 4(2) of the Act and pursuant to offers and sales that occurred outside of the United States within the meaning of Regulation S under the Act.

      In accordance with the staff position enunciated in Exxon, Morgan Stanley and Shearman, the Company represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the staff position enunciated in Exxon, Morgan Stanley and Shearman or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Act.

      In addition, with respect to broker-dealers who participate in the Exchange Offer, the Company represents that it, and to the best of its knowledge any affiliate of the Company, has not

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Securities and Exchange Commission
July 8, 2005
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entered into any arrangement or understanding with any such broker-dealer to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes, respectively, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Exchange Notes, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the Exchange Notes held by the broker-dealer). The Company will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer an acknowledgement that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Act in connection with any resale of the Exchange Notes received in respect of such Outstanding Notes, pursuant to the Exchange Offer. The transmittal letter may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Act.

                                        Very truly yours,


                                        CCO Holdings, LLC

                                        By: /s/ Kevin D. Howard
                                            ------------------------------------
                                            Name:  Kevin D. Howard
                                            Title: Vice President of Financial
                                                   Reporting and Analysis

                                        CCO Holdings Capital Corp.

                                        By: /s/ Kevin D. Howard
                                            ------------------------------------
                                            Name:  Kevin D. Howard
                                            Title: Vice President of Financial
                                                   Reporting and Analysis